Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
September 30, 2013
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,488
Affiliates	944
Total operating revenues	3,432
Operating expenses:
Wholesale transmission service	541
Operation and maintenance	676
Depreciation and amortization	802
Provision in lieu of income taxes	232
Taxes other than amounts related to income taxes	417
Total operating expenses	2,668
Operating income	764
Other income and deductions:
Other income	20
Other deductions	71
Nonoperating benefit in lieu of income taxes	(20)
Interest income	2
Interest expense and related charges	378
Net income	$357